UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 000-16050

TAT TECHNOLOGIES LTD.

(Translation of registrant's name into English)

9335 Harris Corners Pwky Charlotte, NC 28269

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TAT Technologies Ltd.

6-K Exhibits:

1.	TAT Technologies Ltd. Reports results of September 8, 2026 Annual General Meeting of Shareholders.

TAT Technologies Ltd. Announces Results of 2026 Annual General Meeting of Shareholders

September 9, 2026 – TAT Technologies Ltd. (Nasdaq: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reports as follows:

The Annual General Meeting of Shareholders of TAT Technologies Ltd. (the “Meeting”) was held on September 8, 2026, at 5:00 p.m. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel Aviv, Israel.

Approximately 72% of the Company’s outstanding ordinary shares were represented and voted at the Meeting. All proposals set forth in the Company's proxy statement sent in connection with the Meeting and furnished to the Securities and Exchange Commission on July 27, 2026 (the "Proxy Statement"), as amended on August 24, 2026, were approved by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999.

For further information regarding these proposals, please refer to the Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: September 9, 2026